SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of Febuary, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

A Publicly Listed Company

MATERIAL INFORMATION RELEASE

GAFISA S.A. (Bovespa, GFSA3; NYSE, GFA) (“Gafisa” or the “Company”), in accordance with CVM Instruction No. 358 of January 3, 2002, informs its shareholders and the market that the recent movement in its stock price may have been influenced by news reports about a supposed offer to acquire the shares of the Company. Gafisa wishes to clarify that it has no information with regards to any such potential offer. However, Gafisa has received from the investors identified in the article published yesterday on the site Exame.com a preliminary proposal to acquire certain of the Company’s assets, subject to certain requirements; the proposal is being reviewed by management. Gafisa is continuously evaluating new opportunities to develop its business and assets and will keep the market informed with regards to the outcome of management’s review of the proposal received for certain of its assets, in accordance with its by-laws, taking into account the interest of the Company and its shareholders as well as with regards to any future public offer that may be made by any third party.

São Paulo, February 2nd, 2012

Gafisa S.A.

Alceu Duilio Calciolari

Chief of Executive Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: Febuary 02, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer